LAW OFFICES

THOMPSON WELCH SOROKO & GILBERT LLP

450 PACIFIC AVENUE, SUITE 200

SAN FRANCISCO, CA 94133-4645

(415) 262-1200

FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
E-mail: richard@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

April 28, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	OncoCyte Corporation
Preliminary Proxy Material

Ladies and Gentlemen:

This letter is being submitted in connection with the filing of a preliminary proxy statement and form of proxy by OncoCyte Corporation (the “Company”). The proxy materials relate to the Company’s annual meeting of shareholders at which the shareholders will be asked to vote on the following matters: (1) the election of directors; (2) the ratification of the appointment of the Company’s independent registered public accountants; (3) a merger between the Company and a newly formed, wholly-owned Delaware subsidiary (“Oncocyte Delaware”) solely for the purpose of changing the state of the Company’s domicile from California to Delaware (the “Reincorporation Proposal”); (4) an amendment of the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 85,000,000 shares to 150,000,000 shares (the “Common Stock Amendment”); and (5) the adjournment or postponement of the annual meeting for up to thirty days if a quorum is not present or to provide additional time to solicit proxies for approval of the Reincorporation Proposal and the Common Stock Amendment Proposal.

The Reincorporation Proposal is being presented for the sole purpose of changing the Company’s corporate domicile from California to Delaware through a merger of the Company with and into a newly formed, wholly-owned, Delaware corporation (the “Reincorporation”). The Reincorporation will not result in any change in the business, physical location, management, assets, liabilities or capitalization of the Company, nor will it result in any change in the membership of the Company’s Board of Directors or its current officers and employees. The Company expects to continue its business operations at its principal executive offices located at 15 Cushing, Irvine, California, and it expects to continue to operate its diagnostic and research laboratories at their current locations. Upon consummation of the proposed Reincorporation, each outstanding share of Company common stock (the only class of shares outstanding) will be converted into a share of common stock in the surviving Delaware corporation, on a share for share basis. The surviving Delaware corporation will assume all obligations under the Company’s stock option and equity incentive plans, and all obligations under the Company’s outstanding stock purchase warrants, with each stock option or restricted stock unit, and each outstanding warrant, becoming exercisable for shares of common stock of the Delaware corporation with no adjustment to the number of shares issuable or the exercise price. Pursuant to Rule 414, the surviving Delaware corporation will file amendments to the Company’s registration statements under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, expressly adopting such registration statements as its own.

As disclosed in the preliminary proxy statement, the Company has no present plan to issue any of the additional shares of common stock that would be authorized if Common Stock Amendment Proposal is approved but needs to have additional authorized shares available for future financings, potential business acquisition opportunities that might arise, and equity compensation purposes. The Company does have a shelf registration statement in effect that includes a facility for the sale of up to $25 million of shares of common stock from time to time in “at the market” transactions, as disclosed in the preliminary proxy statement.

Under the terms of the Reincorporation Proposal being presented to shareholders, the number of shares of common stock authorized to be issued by Oncocyte Delaware will be 150,000,000 shares if the Company’s shareholders approve the Common Stock Amendment, but will be 85,000,000 shares if the Common Stock Amendment is not approved.

The Company’s annual meeting will be held on June 17, 2020. The Company plans to mail the proxy materials on or around May 15, 2020.

Please direct any questions or comments to the undersigned at (415) 448-5000 or by email to rsoroko@twsglaw.com with a copy to OncoCyte’s Chief Financial Officer, Mitchell Levine, at mlevine@Oncocyte.com.

Very truly yours

/s/ Richard S. Soroko
Richard S. Soroko